NYK LINE News Release NYK LOGISTICS

November 2, 2007

Shanghai Maritime University Opens NYK Conference Hall

Shanghai Maritime University, which has graduated thousands of Chinese maritime professionals, has opened its newly completed 260-seat NYK Conference Hall. A ceremony to commemorate the event was held on October 31, 2007, and was attended by university administrators and faculty, as well as Takao Manji, NYK Representative Director and Senior Managing Corporate Officer; Hiroshi Hattori, NYK Managing Corporate Officer; and Hiroshi Sekine, NYK Corporate Officer.

The NYK Conference Hall was built using a donation of 0.9 million RMB(approx. 13.8 million JPY) from NYK and will be used for both curricular and extracurricular events.

NYK has been a major supporter of Shanghai Maritime University for several years through the active participation by NYK senior staff in the education of the university's young cadets, not to mention the scholarships and loans that NYK offers to a number of cadets. Further, each year for several years now, NYK has established its own special class of select cadets, and as members of the "NYK Special Class," these cadets are given two and a half years of courses and one year of onboard training. The first graduates are now working on NYK Group containerships, car carriers, and bulk carriers.

Shanghai Maritime University is one of the largest maritime universities in China, and its numerous graduates work at logistics companies and government-related organizations, such as the country's Maritime Safety Administration.

NYK continues to support initiatives that improve maritime education and contribute to the maritime profession through close ties with Shanghai Maritime University.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of

planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on nearly every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

File No. 82-34960

NYK LINE **News Release** NYK LOGISTICS

November 7, 2007

New Bulk Carrier, *Bao Guo*, Delivered

On November 6, 2007, Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) took delivery of a new 200,000 DWT bulk carrier, *Bao Guo*, built at the Tsu Shipyard of the Universal Shipbuilding Corporation (location: Tsu City, Mie Prefecture, Japan).

The bulk carrier will engage in long-term transport of iron ore for Baoshan Iron and Steel Co. Ltd., based in China. Except for the first year of the contract period, which began in 2006, 600,000 tons of iron ore is expected to be transported from Brazil each year over the final 11 years of the 12-year transport agreement.

Immediately before the delivery of the vessel, a naming ceremony was held at the Tsu Shipyard and was attended by many related parties, including, from Baosteel Group Corporation, Mr. Li Ming, former managing director; Mdm. Xie Qihua, former managing director; Mr. Zhu Erpei, former vice managing director; Mr. Ai Baojun, general manager; Mr. Dai Zhihao, vice general manager; and from NYK, Koji Miyahara, president; and Hidenori Hono, managing corporate officer. *Bao Guo* set off on its maiden voyage under the benevolent watch of those present.

Outline of Bulk Carrier

Length Overall:	299.70 m
Breadth:	50.00 m
Draft (design):	18.20 m
Gross Tonnage (GT):	106,367 tons
Deadweight Tonnage (DWT):	208,014 tons
Shipbuilder:	Tsu Shipyard, Universal Shipbuilding Corporation

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140

containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on nearly every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE News Release NYK LOGISTICS

November 8, 2007

NYK signed Heads of Agreement with Tokyo LNG Tanker Co. Ltd of a time charter for 20-year term of new LNG carrier.

Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) signed Heads of Agreement with Tokyo LNG Tanker Co. Ltd. (Head office: Minato-ku, Tokyo; president: Kazumasa Hidai) about the joint ownership of a new LNG carrier (177,000 M3) to be built by Kawasaki Shipbuilding Corporation (Head office: Chuo-ku, Kobe; president: Tomokazu Taniguchi), and a time charter for 20-year term of the carrier.

NYK, together with Tokyo LNG Tanker and other companies, already owns two LNG carriers. This new agreement marks the second new carrier that NYK will co-own solely with Tokyo LNG Tanker, following a new carrier (153,000 M3) to be completed in 2009.

After completion in 2011, this newly built LNG carrier will be used in a LNG transportation project for Tokyo Gas Co. Ltd.

NYK will continue to proactively provide LNG transportation for gas and electric companies in Japan by further striving to increase the efficiency and stability of LNG transportation.

[Outline of Heads of Agreement]

Carrier used:	177,000 M3 Moss-type LNG Carrier
Ownership:	Tokyo LNG Tanker: 10%; NYK: 90%
Shipbuilder:	Kawasaki Shipbuilding Corporation
Term of contract:	20 years from 2011
Ship management company:	NYK

Tokyo LNG Tanker Co. Ltd. (Tokyo LNG Tanker)

Established in 1991, Tokyo LNG Tanker Co. Ltd is wholly owned by Tokyo Gas Co. Ltd. and has a total capital of 1.2 billion yen. Tokyo LNG Tanker engages in the owning and charter of LNG tankers, Marine Transportation of LNG and LPG. The company manages and owns five LNG carriers and has plans to incorporate three more.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on nearly every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE News Release NYK LOGISTICS

November 15, 2007

FIRST "DIRECT" SHIP TO SHORE CONNECTION AT PORT OF LOS ANGELES A SUCCESS

NYK Atlas completes weekend of shoreside power usage while berthed at Yusen Terminals.

Port of Los Angeles, CA - NYK Line and the Port of Los Angeles are pleased to announce the first successful implementation of a "direct" shoreside electric power connection to a container vessel at berth.

The 6.6 KV Alternative Maritime Powered (AMP) NYK Atlas arrived at Yusen Terminals on Saturday afternoon, November 10th and was connected to shoreside power a few hours after docking. The vessel continued utilizing the shoreside power until its departure three days later.

The NYK Atlas is the first of thirty-eight NYK flagged vessels that will be equipped to utilize shoreside electric power.

"We are very pleased with the results of this ship call at the Port of Los Angeles," said Peter Keller, President of NYK Line (North America) Inc. "NYK Line takes great pride in being a global steward of our environment. The NYK Atlas is the first of a new generation of container vessels that emphasize social and environmental responsibility to the communities where our vessels call."

Prior to the utilization of AMP technology, vessels at berth were Powered by auxiliary engines burning diesel fuel. Over the course of the last three years, both AMP technology and much cleaner diesel fuel have become available.

"The NYK Atlas is leading us into the next generation of clean, at-dock ship operations," said Geraldine Knatz, Ph.D., Executive Director of the Port of Los Angeles. "NYK and Yusen Terminals have been terrific partners in helping the Port of Los Angeles deploy Alternative Maritime Power, demonstrating their commitment early-on by building AMP capability into the NYK Atlas."

The NYK Atlas is a "post-Panamax" container vessel (larger than the Panama Canal can accommodate) and carries 6,200 TEU (twenty-foot equivalent units) on a single voyage. The vessel is 299.9 meters long, 40 meters wide with a displacement of 75,519 GRT. The NYK Atlas calls the Port of Los Angeles approximately eight times per year.

ABOUT NYK: Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. NYK is also a Fortune Global 500 company. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2007 was $18.3 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses in every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

NYK LINE News Release NYK LOGISTICS

November 28, 2007

NYK Signs Long-Term Contract with WISCO

Nippon Yusen Kabushiki Kaisha (NYK; head office: Chiyoda-ku, Tokyo; president: Koji Miyahara) has signed a 23-year contract with Wuhan Iron and Steel (Group) Corporation (WISCO; head office: Wuhan, Hubei, China; president: Deng Qilin) for the transport of iron ore. This is the first long-term deal between the two companies.

During fiscal 2006, WISCO produced 13.76 million tons of raw iron and steel and currently ranks as China's fifth-largest producer. Under the agreement, some 52 million tons of iron ore mined in Western Australia will be shipped primarily to Beilun, Ningbo, in China's Zhejiang province. Shipments will begin near the end of this year, and for the first three years of the contract, NYK will provide service by using existing bulk carriers. A over 230,000-ton iron-ore carrier will then go into service for the transport of this ore.

WISCO's agreement with NYK resulted from the Chinese company's strategy of fostering long-term deals with domestic and overseas shippers. WISCO plans to reach a production volume of 50 million tons by 2012.

About NYK

Nippon Yusen Kabushiki Kaisha is one of the world's leading transportation companies. The NYK Group operates approximately 740 major ocean vessels, as well as fleets of planes, trains, and trucks. The company's shipping fleet includes around 140 containerships, 270 bulk carriers, 50 wood-chip carriers, 110 car carriers, 25 reefer carriers, 70 tankers, 20 LNG carriers, and three cruise ships. NYK's revenue in fiscal 2006 was $18 billion, and as a group, NYK employs about 48,000 people worldwide. The company has offices in 240 locations in 27 countries, warehouses on nearly every continent, and harbor operations in Asia, North America, and Europe. NYK is based in Tokyo, and has regional headquarters in London, New York, Singapore, Hong Kong, Shanghai, Sydney, and Sao Paulo.

File No. 82-34960

INFORMATION

The documents following this cover sheet exist solely to provide English translations of selected information contained in the original Japanese text of the documents provided to shareholders as of September 30, 2007.

121st NYK Group Interim Report Fiscal 2007

From April 1, 2007,
to September 30, 2007

Bringing value to life.

Nippon Yusen Kabushiki Kaisha

● Greeting from the President

I would like to express my sincere gratitude to our shareholders for their continued support.

The consolidated interim financial results for fiscal 2007 reached record highs with revenues of 1,256.6 billion yen and income before extraordinary items of 93.1 billion yen. We achieved positive earnings based on favorable results in the bulk/energy resources transport business. The liner trade business recorded a surplus supported by strong freight market, but further improvement of earnings is necessary to suppress the influence of surging bunker oil prices. The non-shipping operations showed steady growth in general, mainly in the logistics, the terminal and harbor transport, and the cruise segments. The air cargo transportation business could not achieve its earnings target, but we are working on replacement with new equipment and also on structural reform toward self-reliance to move into the black in the fiscal year ending March 2010.

In consideration of financial results and other factors from the standpoint of placing great value on returns to shareholders, we decided the interim dividend to be 12 yen increased by 3 yen per share. We upwardly revised the consolidated earnings forecast for full fiscal year to revenues of 2,540 billion yen and income before extraordinary items of 180 billion yen. The annual dividend will be increased by 6 yen to 24 yen per share.

With less than a half year left for our three-year medium-term management plan since April 2005, "New Horizon 2007", we are making final efforts to achieve our targets. I would like to explain the current state of three strategies of this plan.

For our first strategy of "Expansion of Shipping Segment", we have aggressively been expanding our fleet size. In the bulk/energy resources transport business, we, not only pursue short-term profits based on the current strong shipping market, but also give the priority to keep long-term contracts to establish the stable relationships with customers. In the car carrier division, we strive to expand the world's largest car carrier fleet. In the liner trade business, we continue efforts to reduce fuel costs and restore freight rate.

For our second strategy of "Evolution into a Logistics Integrator", we promote the logistics integration strategy called "SEA-LIP (Sea-Earth-Air Logistics Integrator Program)". The NYK Group offers unique services as an exceptional logistics integrator in the world covering all transportation modes of sea, earth and air.

For our third strategy of "Enhancement of Our Corporate Fundamentals", we work on safety and environmental measures and human resource development in consideration of the importance of CSR (corporate social responsibility). We thoroughly and constantly carry out safety measures as the highest priority issues. We take environmental measures toward SOx/NOx control and reduction of greenhouse gas such as CO_2. As for human resource development, we opened a mercantile marine college in the Philippines this year. This college will help to provide and improve qualification of senior officers in response to increasing demand for seafarers with fleet expansion.

The NYK Group has a mission statement to support people's lives through safe and dependable "Monohakobi (transport)". We will enhance our corporate value by fulfilling this mission. We do appreciate our shareholders' further understanding and support.

November 2007

K. Miyahara

Koji Miyahara
President

● **Segment results (April 1, 2007, to September 30, 2007)**

(1) Liner Trade

(In 100 millions of yen)

	Half year ended September 30, 2007	Half year ended September 30, 2006
Revenues	**3,309**	2,906
Operating income	**76**	(47)
Income before extraordinary items	**77**	(48)

(2) Bulk Shipping

(In 100 millions of yen)

	Half year ended September 30, 2007	Half year ended September 30, 2006
Revenues	**4,888**	3,705
Operating income	**782**	471
Income before extraordinary items	**801**	466

(3) Logistics

(In 100 millions of yen)

	Half year ended September 30, 2007	Half year ended September 30, 2006
Revenues	**2,607**	2,277
Operating income	**74**	67
Income before extraordinary items	**79**	72

(4) Terminal and Harbor Transport

(In 100 millions of yen)

	Half year ended September 30, 2007	Half year ended September 30, 2006
Revenues	**768**	622
Operating income	**48**	37
Income before extraordinary items	**41**	24

(5) Cruise

(In 100 millions of yen)

	Half year ended September 30, 2007	Half year ended September 30, 2006
Revenues	**262**	242
Operating income	**52**	41
Income before extraordinary items	**51**	38

(6) Air Cargo Transportation

(In 100 millions of yen)

	Half year ended September 30, 2007	Half year ended September 30, 2006
Revenues	**493**	485
Operating income	**(134)**	(106)
Income before extraordinary items	**(140)**	(84)

(7) Real Estate

(In 100 millions of yen)

	Half year ended September 30, 2007	Half year ended September 30, 2006
Revenues	**55**	57
Operating income	**15**	15
Income before extraordinary items	**19**	19

(8) Other

(In 100 millions of yen)

	Half year ended September 30, 2007	Half year ended September 30, 2006
Revenues	**934**	902
Operating income	**(9)**	(9)
Income before extraordinary items	**2**	1

Notes:

1. The above numbers are before subtraction of sales between segments.
2. From this accounting period, Air Cargo Transport, which has been hitherto included in "Other" segment, is more important and categorized into "Air Cargo Transportation" is being independent segment. In addition, the numbers, which are the result of the last year's interim, are based on the segment classifications of this interim period. And also, from this accounting period, former "Other Shipping" is changed to "Bulk Shipping." This change is a name change only and there's no change of classification of itself.

● **Consolidated Results in Interim Period Ended in September 30, 2007**

(1) Summary of Consolidated Balance Sheets

(In millions of yen)

	Current interim term As of September 30, 2007	**Previous term** As of March 31, 2007
Assets		
Current assets	**587,179**	539,971
Cash and time deposits	**91,428**	92,285
Notes and accounts receivable-trade	**281,296**	232,252
Other current assets	**219,862**	220,646
Allowance for doubtful accounts	**(5,407)**	(5,213)
Fixed assets	**1,736,124**	1,593,903
Tangible fixed assets	**1,087,912**	946,328
Vessels	**550,992**	471,987
Buildings and structures	**85,001**	82,125
Aircraft	**18,783**	19,764
Land	**64,337**	64,339
Other tangible fixed assets	**368,796**	308,111
Intangible fixed assets	**72,037**	71,146
Investments and other assets	**576,174**	576,429
Investment securities	**460,654**	454,303
Other investments etc.	**117,174**	126,181
Allowance for doubtful accounts	**(1,654)**	(4,055)
Deferred assets	**1,862**	1,566
Total assets	**2,325,167**	2,135,441

(In millions of yen)

	Current interim term As of September 30, 2007	Previous term As of March 31, 2007
Liabilities		
Current liabilities	**705,386**	697,050
Notes and accounts payable-trade	**231,601**	197,015
Current portion of corporate bonds	**22,000**	21,000
Short-term bank loans and current portion of long-term debt payable	**249,707**	285,187
Commercial paper	**16,000**	-
Advance received	**58,911**	61,545
Other current liabilities	**127,165**	132,301
Long-term liabilities	**877,020**	737,673
Corporate bonds	**226,300**	167,334
Long-term bank loans	**496,448**	417,231
Other long-term liabilities	**154,271**	153,107
Total liabilities	**1,582,406**	1,434,724
Net Assets		
Shareholders' equity	**540,434**	497,466
Common stock	**88,531**	88,531
Capital surplus	**97,198**	97,188
Retained earnings	**355,898**	312,605
Treasury stock	**(1,193)**	(858)
Valuation and translation adjustments	**157,157**	159,622
Net unrealized holding gain on available-for-sale securities	**138,095**	136,954
Deferred gains/losses on hedge	**10,070**	14,361
Foreign currency translation adjustments	**8,991**	8,307
Minority interests	**45,169**	43,628
Total net assets	**742,760**	700,717
Total liabilities and net assets	**2,325,167**	2,135,441

Business overview of the consolidated group business

As consolidated results for this interim period (for the 6 months from April 1, 2007 to September 30, 2007), revenues were 1,256.6 billion yen, operating income was 90.6 billion yen, income before extraordinary items was 93.1 billion yen, and net income for half year were 54.9 billion yen. These results made up, in comparison with the previous interim term, increases both in revenues and incomes, and the numbers reached record highs, exceeding all the projected interim period results announced in July of this year.

Although the effect of rising bunker oil prices is anticipated in the latter period, the shipping segment results for the latter half are expected to be even higher as a result of the continuous solid cargo traffic for the liner trade, and high levels of activity in the market for dry bulk carrier services.

Given these considerations, the outlook for the full-year consolidated results for the current term predicts revenues of 2,540 billion yen, operating income of 182 billion yen, income before extraordinary items of 180 billion yen, and current net income for the period of 111 billion yen.

(2) Summary of Consolidated Statements of Income

(In millions of yen)

	Current interim term From April 1, 2007 to September 30, 2007	**Previous interim term** From April 1, 2006 to September 30, 2006
Revenues	**1,256,677**	1,053,643
Cost and expenses	**1,041,099**	903,570
Gross profit	**215,577**	150,072
Selling, general and administrative expenses	**124,909**	102,938
Operating income	**90,668**	47,133
Non-operating income	**16,530**	11,544
Non-operating expenses	**14,017**	9,769
Income before extraordinary items	**93,181**	48,908
Extraordinary gains	**6,911**	7,086
Extraordinary losses	**3,739**	4,973
Interim income before income taxes and minority interest	**96,354**	51,021
Income taxes-current	**36,971**	17,551
Income taxes-deferred	**3,100**	3,228
Minority interests in net income	**1,293**	691
Net income for half year	**54,989**	29,550

(3) Summary of Consolidated Statements of Cash Flows

(In millions of yen)

	Current interim term From April 1, 2007 to September 30, 2007	**Previous interim term** From April 1, 2006 to September 30, 2006
Cash flows from operating activities	**69,129**	30,891
Cash flows from investing activities	**(163,305)**	(114,047)
Cash flows from financing activities	**91,731**	86,654
Effect of exchange rate changes on cash and cash equivalents	**743**	580
Increase/decrease in cash and cash equivalents	**(1,701)**	4,079
Cash and cash equivalents at beginning of period	**87,709**	78,487
Increase in cash and cash equivalents due to change in consolidation scope	**776**	931
Increase in cash and cash equivalents due to merger of consolidated subsidiaries	**55**	-
Increase in cash and cash equivalents at the beginning of the year due to change in accounting period for consolidated subsidiaries	**-**	(1)
Cash and cash equivalents at end of half year	**86,840**	83,496

(4) Statement of Changes in Consolidated Net Assets

(In millions of yen)

From April 1, 2007 to September 30, 2007	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	88,531	97,188	312,605	(858)	**497,466**
Changes during current interim period					
Dividends from retained earnings			(11,056)		**(11,056)**
Net income for half year			54,989		**54,989**
Acquisition of treasury stock				(344)	**(344)**
Disposition of treasury stock		9		9	**19**
Increase in retained earnings due to increase in consolidated subsidiaries			714		**714**
Increase in retained earnings due to merger of non-consolidated subsidiaries			88		**88**
Decrease in retained earnings due to increase in consolidated subsidiaries			(234)		**(234)**
Increase in retained earnings due to increase in equity method investees			0		**0**
Decrease in retained earnings due to increase in equity method investees			(1)		**(1)**
Other			(1,209)		**(1,209)**
Net changes other than shareholders' equity during current interim period					
Total changes during current interim period	-	9	43,292	(334)	**42,967**
Balance as of September 30, 2007	88,531	97,198	355,898	(1,193)	**540,434**

(In millions of yen)

From April 1, 2007 to September 30, 2007	Valuation and translation adjustments					
	Net unrealized holding gain on available-for-sale securities	Deferred gains/losses on hedge	Foreign currency translation adjustments	**Total valuation and translation adjustments**	**Minority Interests**	**Total net assets**
Balance as of March 31, 2007	136,954	14,361	8,307	**159,622**	**43,628**	**700,717**
Changes during current interim period						
Dividends from retained earnings						**(11,056)**
Net income for half year						**54,989**
Acquisition of treasury stock						**(344)**
Disposition of treasury stock						**19**
Increase in retained earnings due to increase in consolidated subsidiaries						**714**
Increase in retained earnings due to merger of non-consolidated subsidiaries						**88**
Decrease in retained earnings due to increase in consolidated subsidiaries						**(234)**
Increase in retained earnings due to increase in the equity method investees						**0**
Decrease in retained earnings due to increase in the equity method investees						**(1)**
Other						**(1,209)**
Net changes other than shareholders' equity during current interim period	1,141	(4,290)	684	**(2,465)**	**1,540**	**(924)**
Total changes during current interim period	1,141	(4,290)	684	**(2,465)**	**1,540**	**42,043**
Balance as of September 30, 2007	138,095	10,070	8,991	**157,157**	**45,169**	**742,760**

● **Non-consolidated Results in Interim Period Ended in September 30, 2007**

(1) Summary of Non-consolidated Balance Sheets

(In millions of yen)

	Current interim term As of September 30, 2007	**Previous term** As of March 31, 2007
Assets		
Current assets	**287,503**	288,589
Cash and time deposits	**6,710**	13,465
Accounts receivable-trade	**90,268**	71,317
Other current assets	**211,565**	223,625
Allowance for doubtful accounts	**(21,041)**	(19,819)
Fixed assets	**1,025,115**	947,479
Tangible fixed assets	**134,640**	135,510
Vessels	**78,803**	81,666
Land	**29,705**	29,705
Other tangible fixed assets	**26,131**	24,139
Intangible fixed assets	**28,141**	27,596
Investments and other assets	**862,333**	784,372
Investment securities	**349,068**	352,923
Stocks and equity in subsidiaries and affiliates	**289,181**	228,114
Other investments, etc.	**231,728**	214,027
Allowance for doubtful accounts	**(7,645)**	(10,691)
Deferred assets	**1,725**	1,566
Total assets	**1,314,344**	1,237,635

(In millions of yen)

	Current interim term As of September 30, 2007	Previous term As of March 31, 2007
Liabilities		
Current liabilities	**265,427**	288,880
Accounts payable—trade	**88,856**	76,054
Current portion of corporate bonds	**22,000**	21,000
Short-term bank loans and current portion of long-term debt payable	**31,102**	83,506
Commercial paper	**16,000**	-
Other current liabilities	**107,468**	108,320
Long-term liabilities	**533,203**	454,669
Corporate bonds	**226,300**	167,334
Long-term bank loans	**226,458**	205,748
Other long-term liabilities	**80,444**	81,586
Total liabilities	**798,630**	743,550
Net Assets		
Shareholders' equity	**389,412**	363,701
Common stock	**88,531**	88,531
Capital surplus	**95,969**	95,959
Retained earnings	**206,098**	180,061
Treasury stock	**(1,185)**	(850)
Valuation and translation adjustments	**126,300**	130,383
Net unrealized holding gain on available-for-sale securities	**126,015**	130,606
Deferred gains/losses on hedge	**285**	(222)
Total net assets	**515,713**	494,085
Total liabilities and net assets	**1,314,344**	1,237,635

About dividends

We set the interim dividend for this period at 12 yen per share (increased by 3 yen from last interim period) with payment to commence on November 26, 2007, based on the financial situation of the Company, interim period results and predicted results for entire fiscal year, as a result of general consideration of all the above facts from the standpoint of stressing returns to shareholders.

The dividend for the yearly period is planned to be 24 yen per share (increased by 6 yen from the previous fiscal year).

(2) Summary of Non-consolidated Statements of Income

(In millions of yen)

	Current interim term From April 1, 2007 to September 30, 2007	**Previous interim term** From April 1, 2006 to September 30, 2006
Revenues	**633,801**	532,246
Cost and expenses	**564,667**	491,174
Gross profit	**69,134**	41,072
General administrative expenses	**24,682**	20,454
Operating income	**44,451**	20,618
Non-operating income	**17,428**	10,735
Non-operating expenses	**6,384**	4,615
Income before extraordinary items	**55,495**	26,738
Extraordinary gains	**960**	8,432
Extraordinary losses	**2,282**	5,245
Interim income before income taxes	**54,173**	29,925
Income taxes-current	**16,450**	8,384
Income taxes-deferred	**629**	962
Net income for half year	**37,092**	20,578

(3) Statement of Changes in Non-consolidated Net Assets

(In millions of yen)

From April 1, 2007 to September 30, 2007	Shareholders' equity				
		Capital surplus		Retained earnings	
	Common stock	Capital reserve	Other capital surplus	Earned surplus reserve	Other retained earnings
					Dividends reserve
Balance as of March 31, 2007	88,531	93,198	2,761	13,146	50
Changes during current interim period					
Dividends from retained earnings					
Reversal of special depreciation reserve					
Reversal of reserve against investment losses					
Reversal of reserve for advanced depreciation					
Provision for reserve for advanced depreciation					
Provision of other reserve					
Net income for half year					
Acquisition of treasury stock					
Disposition of treasury stock			9		
Net changes other than shareholders' equity during current interim period					
Total changes during current interim period	-	-	9	-	-
Balance as of September 30, 2007	88,531	93,198	2,770	13,146	50

(In millions of yen)

From April 1, 2007 to September 30, 2007	Shareholders' equity				
	Retained earnings				
	Other retained earnings				
	Special depreciation reserve	Reserve against investment losses	Reserve for advanced depreciation	Other reserve	Retained earnings carried forward
Balance as of March 31, 2007	702	0	2,712	98,324	65,125
Changes during current interim period					
Dividends from retained earnings					(11,056)
Reversal of special depreciation reserve	(193)				193
Reversal of reserve against investment losses		(0)			0
Reversal of reserve for advanced depreciation			(148)		148
Provision for reserve for advanced depreciation			105		(105)
Provision of other reserve				10,000	(10,000)
Net income for half year					37,092
Acquisition of treasury stock					
Disposition of treasury stock					
Net changes other than shareholders' equity during current interim period					
Total changes during current interim period	(193)	(0)	(43)	10,000	16,273
Balance as of September 30, 2007	508	0	2,668	108,324	81,399

(In millions of yen)

From April 1, 2007 to September 30, 2007	Shareholders' equity		Valuation and translation adjustments		Total net assets
	Treasury stock	**Total shareholders' equity**	Net unrealized holding gain on available-for-sale securities	Deferred gains/losses on hedge	
Balance as of March 31, 2007	(850)	**363,701**	130,606	(222)	**494,085**
Changes during current interim period					
Dividends from retained earnings		**(11,056)**			**(11,056)**
Reversal of special depreciation reserve		-			-
Reversal of reserve against investment losses		-			-
Reversal of reserve for advanced depreciation		-			-
Provision for reserve for advanced depreciation		-			-
Provision of other reserve		-			-
Net income for half year		**37,092**			**37,092**
Acquisition of treasury stock	(344)	**(344)**			**(344)**
Disposition of treasury stock	9	**19**			**19**
Net changes other than shareholders' equity during current interim period			(4,591)	508	**(4,082)**
Total changes during current interim period	(334)	**25,711**	(4,591)	508	**21,628**
Balance as of September 30, 2007	(1,185)	**389,412**	126,015	285	**515,713**

- **Current State of the Company** (As of September 30, 2007)

(1) Trade Name	Nippon Yusen Kabushiki Kaisha (NYK Line)
(2) Head Office	3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005 Tel: 03-3284-5151 (main switchboard)
(3) Establishment	September 29, 1885 (Date of commencement: October 1, 1885)
(4) Paid-in Capital	88,531,033,730 yen
(5) Stock Listings	Tokyo (1st section), Osaka (1st section) and Nagoya (1st section)
(6) Number of employees of NYK Group	31,571 (NYK and consolidated subsidiaries only)
Number of employees of NYK	1,667 (land: 1,288, sea: 379) (including temporary seconded employees)
(7) Number of vessels operated by NYK Group	762 (49,033,440 dwt)
(8) Independent Auditor	Deloitte Touche Tohmatsu

- **Current State of Shares** (As of September 30, 2007)

(1) Total number of shares authorized to be issued 2,983,550,000

(2) Number of shares issued 1,228,172,698
(excluding treasury stock 2,015,375 shares)

(3) Number of shareholders 112,038
(decreased by 8,331 from the preceding term)

(4) Major shareholders (Top 10)

Name	Number of shares held (in thousands)
The Master Trust Bank of Japan, Ltd. (Trust Account)	78,165
Japan Trustee Services Bank, Ltd. (Trust Account)	68,840
State Street Bank and Trust Co.	66,689
Tokio Marine & Nichido Fire Insurance Co., Ltd.	57,275
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. account (Retirement Allowance Trust Account))	54,717
Meiji Yasuda Life Insurance Co.	38,899
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,978
Mizuho Corporate Bank, Ltd.	22,867
Trust & Custody Services Bank, Ltd. (Trust Account)	15,519
Trust & Custody Services Bank, Ltd. (Pension Trust Account)	15,082

(5) Treasury Stock

Shares purchased in the current interim term		
Less-than-One-Unit Share Purchased	Common Stock	310,686 (shares)
	Total price of acquisition	344,308,802 (yen)
Shares disposed in the current interim term		
Less-than-One-Unit Shares Sold	Common Stock	16,882 (shares)
	Total price of disposition	19,049,626 (yen)
Shares lapsed in the current interim term		Nil
Shares held as the end of the interim term	Common Stock	2,015,375 (shares)

Note: Amounts and number of shares in this report are indicated after rounding down fractions less than one unit.

● **Directors, Corporate Auditors and Corporate Officers (As of September 30, 2007)**

Chairman, Chairman Corporate Officer	Takao Kusakari
President, President Corporate Officer	Koji Miyahara
Representative Director, Executive Vice-President Corporate Officer	Yasushi Yamawaki
Representative Director, Executive Vice-President Corporate Officer	Minoru Sato
Representative Director, Senior Managing Corporate Officer	Takao Manji
Representative Director, Senior Managing Corporate Officer	Hiromitsu Kuramoto
Representative Director, Senior Managing Corporate Officer	Yasumi Kudo
Representative Director, Senior Managing Corporate Officer	Hiroshi Sugiura
Representative Director, Senior Managing Corporate Officer	Hiroyuki Shimizu
Director, Managing Corporate Officer	Masamichi Morooka
Director, Managing Corporate Officer	Shinji Kobayashi
Director, Managing Corporate Officer	Naoki Takahata
Director, Managing Corporate Officer	Makoto Igarashi
Director, Managing Corporate Officer	Masahiro Kato
Corporate Auditor (Full-time)	Shigeru Shimizu
Corporate Auditor (Full-time)	Yukio Ozawa
Outside Corporate Auditor (Part-time)	Keisuke Kitajima
Outside Corporate Auditor (Part-time)	Hidehiko Haru
Managing Corporate Officer	Hidenori Hono
Managing Corporate Officer	Yuji Semba
Managing Corporate Officer	Hiroshi Hattori
Managing Corporate Officer	Naoya Tazawa
Managing Corporate Officer	Tadaaki Naito
Corporate Officer	Tetsufumi Otsuki
Corporate Officer	Takeshi Matsunaga
Corporate Officer	Takatake Naraoka
Corporate Officer	Masato Katayama
Corporate Officer	Toshinori Yamashita
Corporate Officer	Yasuyuki Usui
Corporate Officer	Tsutomu Kikuchi
Corporate Officer	Toshiaki Takeda
Corporate Officer	Tomoyuki Matsubara
Corporate Officer	Hiroshi Sekine
Corporate Officer	Masahiko Fukatsu
Corporate Officer	Hiroshi Hiramatsu
Corporate Officer	Mikitoshi Kai
Corporate Officer	Susumu Akeno
Corporate Officer	Wataru Nakamae
Corporate Officer	Tetsuichi Nozaki
Corporate Officer	Shoji Murakami
Corporate Officer	Satoshi Akagi
Corporate Officer	Fukashi Sakamoto
Corporate Officer	Kenji Mizushima
Corporate Officer	Hitoshi Nagasawa
Corporate Officer	Peter Keller
Corporate Officer	Ian Veitch

END